Laidlaw Energy Group, Inc.

99 John Street, 4th Floor

New York, NY 10038

August 1, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom, Assistant Director

Re:	Laidlaw Energy Group, Inc.

Registration Statement on Form S-1

File No. 333-181044

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities and Exchange Act of 1933, as amended, Laidlaw Energy Group, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to become effective on August 2, 2012 at 4:45 p.m., Eastern Time, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Stephen E. Fox of Herrick, Feinstein LLP at (212) 592-5924 or Richard M. Morris of Herrick, Feinstein LLP at (212) 592-1432 and that such effectiveness also be confirmed in writing.

Very truly yours,

LAIDLAW ENERGY GROUP, INC.

By:	/s/ Michael B. Bartoszek
	Name:	Michael B. Bartoszek
	Title:	President and Chief Executive Officer

cc:	Stephen E. Fox, Esq. Richard M. Morris, Esq.